May 21, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
Attn:     Anne Nguyen Parker – Branch Chief

Re:	Recovery Energy, Inc. Registration Statement on Form S-1 Filed January 22, 2013 File No. 333-186108

Dear Ms. Parker:

On behalf of Recovery Energy, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 14, 2012, regarding the Company’s Registration Statement on Form S-1, filed January 22, 2013 (File No. 333-186108) (the “Registration Statement”). In connection herewith, the Company has filed by EDGAR an Amendment No. 1 to Form S-1 (the “Amended Registration Statement”), which incorporates the changes made in response to the comments in your letter. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

As set forth in the Amended Registration Statement, in addition to the shares included in the original Registration Statement, the Amended Registration Statement seeks to register shares that were included on the Company’s previous registration statements, which are no longer effective, as well as shares issued as compensation to current and former employees and directors of the Company. Furthermore, the Amended Registration Statement incorporates by reference the Company’s recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, as well as the description of our capital stock and the rights associated therewith included in our registration statement on Form S-1/A (File No. 333-164291) filed on July 22, 2010. The Amended Registration Statement does not repeat the information required by Form S-1 that can be found in the documents incorporated by reference.

General

1.
We note that you are attempting to register the primary issuance of (a) 1,176,483 shares of common stock issuable upon conversion of your 8% Senior Secured Debentures due February 8, 2014 and (b) 423,517 shares of common stock that you may offer as interest payments to holders of the debentures. We note that such debentures are convertible at any time at the holders’ option into shares of our common stock. It appears that you had issued such debentures in private placements in 2011 and 2012. Since the debentures were and are currently convertible, the privately placed convertible securities represent an ongoing private offering of the underlying securities. As such, the issuance of the underlying common stock cannot be registered. An exemption may be available for the issuance of the underlying securities on conversion, in which case you may register the resale of the common stock following conversion of the debentures. Please revise your filing accordingly.

Response:  The Amended Registration Statement has been amended to register the resale of the common stock following the conversion of the debentures rather than the primary issuance of those shares.

Selling Stockholders, page 14

2.
For each selling stockholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Amended Registration Statement now identifies each natural person or persons who has sole and/or shared voting or dispositive powers over the securities offered for resale by each shareholder that is a legal entity.

Signatures, page II-9

3.
The report must be signed by your principal executive officer, principal financial officer, and controller or principal accounting officer in their individual capacities. Please revise to identify the individual signing in the capacity of each principal officer. Refer to Instruction 1 to Signatures of Form S-1.

Response:  The signature page of the Amended Registration Statement reflects that W. Phillip Marcum, the Company’s chief executive officer, is signing as the Company’s principal executive officer, A. Bradley Gabbard, the Company’s chief financial officer, is signing as the Company’s principal financial officer, and Eric Ulwelling, the Company’s controller, is signing as the Company’s principal accounting officer.

Please feel free to call me, at 303-951-7933, or Ronald R. Levine, II, counsel to the Company, at 303-892-7514, if you have any questions concerning the Company’s responses.

Sincerely,

/s/ A. Bradley Gabbard
A. Bradley Gabbard President and Chief Financial Officer

CC: Caroline Kim